

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 29, 2008

Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

> **Re:** **PrimeEnergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 14, 2007**
> **Response Letter Dated December 20, 2007**
> **File No. 000-07406**

Dear Ms. Cummings:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2006

Consolidated Statements of Operations, page F-5

1. We note your proposed disclosure revisions responding to our prior comment 1. Please further revise your disclosure to clarify how you account for your 20% equity interest in Partners, and how you determined the $18 million fair market value for such 20% interest. Additionally, given that you own a 20% equity interest in Partners, please explain how you applied the guidance in Issue 8(b), paragraph 20 and Issue 9, paragraphs 21 to 24 of EITF 01-2, and how you supported the full recognition of the $18.7 million gain.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief